UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

VALUEVISION MEDIA, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92047K107

(CUSIP Number)

Keith R. Stewart

6740 Shady Oak Road

Eden Prairie, MN 55344

952-943-6000

With copy to:

Teresa Dery

6740 Shady Oak Road

Eden Prairie, MN 55344

952-943-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92047K107

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). Keith R. Stewart
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,590,700
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,590,700
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person (see explanation in Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.19%1.
(14)	Type of reporting person (see instructions) IN

1.

Percentage of beneficial ownership is calculated based upon 49,921,486 shares of common stock outstanding as of August 27, 2012. The beneficial ownership of the reporting person under applicable SEC regulations includes 1,000,000 shares of common stock subject to vested stock options held by such person.

Item 1. SECURITY AND ISSUER

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2009 (the “Initial Schedule 13D”) by Keith R. Stewart (the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of ValueVision Media, Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2010. Unless otherwise stated herein, the Initial Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D.

Item 5. INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)	As of September 4, 2012, the Reporting Person beneficially owns 2,590,700 shares, of which 1,590,700 shares are owned of record by the Reporting Person and 1,000,000 shares that may be acquired pursuant to options that have vested representing approximately 5.19% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 49,921,486 shares of Common Stock of the Issuer outstanding as of August 27, 2012. See Item 5(c) for additional detail of shares purchased or acquired by the Reporting Person during this reporting period.

(b)	The Reporting Person has sole voting and dispositive power with respect to the 2,590,700 shares of the Issuer, of which 1,590,700 shares are owned of record by the Reporting Person and 1,000,000 shares that may be acquired pursuant to options that have vested.

(c)	TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

On March 31, 2011, the Issuer granted the Reporting Person 72,545 of shares of restricted stock in lieu of an annual cash bonus under an agreement dated April 5, 2011. The Reporting Person reported the Issuer’s award of restricted stock on a Form 4 filed with the SEC on April 6, 2011.

On April 4, 2011, the Issuer completed an underwritten public offering of 9,487,500 shares of Common Stock, increasing the total amount of outstanding shares to 47,319,188. As a result the Reporting Person’s beneficial ownership represented approximately 5.30% of the outstanding shares of Common Stock of the Issuer.

On April 15, 2011, the Reporting Person sold 500,000 shares of Common Stock for a weighted average price of $5.7505 per share with sale prices ranging from $5.75 to $5.90. The sale was made in accordance with the terms disclosed in a Prospectus Supplement filed with the SEC on March 30, 2011. The Reporting Person reported the sale of the Issuer’s Common Stock on a Form 4 filed with the SEC on April 15, 2011. As a result, the Reporting Person’s beneficial ownership represented approximately 4.25% of the outstanding shares of Common Stock of the Issuer.

On May 20, 2011, the Reporting Person purchased 37,000 shares of Common Stock for a weighted average price of $6.27 per share with purchase prices ranging from $6.23 to $6.33. The Reporting Person reported the purchase of the Issuer’s Common Stock on a Form 4 filed with the SEC on May 23, 2011.

On May 23, 2012, the Reporting Person purchased 100,000 shares of Common Stock for a weighted average price of $1.5602 per share with purchase prices ranging from $1.505 to $1.60. The Reporting Person reported the purchase of the Issuer’s Common Stock on a Form 4 filed with the SEC on May 25, 2012.

On August 25, 2012, approximately 125,000 stock options issued to the Reporting Person became exercisable. As a result, the Reporting Person’s beneficial ownership represents approximately 5.19% of the outstanding shares of Common Stock of the Issuer, based upon 49,921,486 shares of Common Stock of the Issuer outstanding as of August 27, 2012.

(d)	Not applicable.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2012

/s/ Keith R. Stewart
Keith R. Stewart